UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2018

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road,

Weifang, Shandong,

People’s Republic of China, Postal Code: 261061

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Other Information

Attached hereto as Exhibit 99.1 is a Notice of Annual General Meeting of Shareholders and Proxy Statement of Fuwei Films (Holdings) Co., Ltd. (the “Company”) relating to the Company’s 2018 Annual General Meeting.

Where to Find Additional Information

Shareholders are urged to carefully read the proxy statement, because it contains important information about the Company and 2018 Annual General Meeting of Shareholders. Copies of the proxy statement and other documents filed by the Company will be available at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Fuwei Films (Holdings) Co., Ltd., No. 387 Dongming Road, Weifang Shandong, China 261061.

Exhibits

Exhibit No.	Description

99.1	Final Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 26, 2018

FUWEI FILMS (HOLDING) CO., LTD.

	By:	/s/ Zengyong Wang
	Name:	Zengyong Wang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Final Proxy Statement.